

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

<u>Via E-mail</u>
Arturo Tagle Quiroz
Chief Executive Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

> **Re:** **Bank of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **Form 6-K Filed September 13, 2012**
> **File No. 001-15266**

Dear Mr. Quiroz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Risk Factors, page 8</u>

<u>Our exposure to certain segments of the retail market could lead to higher levels…, page 9</u>

1.   We note your disclosure that "[t]he levels of total past-due loans…may be materially higher in the future" and note further that your past-due portfolio increased by 32.5% in 2011. Please expand your risk factor disclosure in future filings, as appropriate, to quantify material increases in the levels of past-due loans and explain the extent to which

such increases resulted from your exposure to small- and medium-sized companies, or to lower-income individuals.

Item 4. Information on the Company, page 16

Retail Market, page 31

Residential Mortgage Loans, page 33

2.   We note your Mutuos Hipotecarios mortgage-lending product allows a borrower to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow. We also note your disclosure of loan-to-value (LTV) ratios on page 34 for your secured loans in the retail banking segment. Please tell us and revise your future filings to clarify whether the LTV ratios provided are based on the property value at origination or a more current valuation. If original property values were used and current property valuation data is available, please revise your future filings to provide refreshed LTV ratios and explain your basis for the current valuations (i.e., updated appraisals, housing price indexes, etc.).

Analysis of Our Loan Classification, page 75

3.   We note that you provide disclosures regarding the classification of your loan portfolio throughout your filing – specifically on pages 76, F-55 and F-121. We also note that during 2011 you changed your loan classification system such that individually evaluated loans are classified as either normal, substandard, or non-complying based on their internally assigned credit rating. Please address the following:

- Revise your future filings to more prominently disclose your loan classification categories as such disclosure is currently only provided in footnotes to certain tables.

- Revise your future filings to more clearly explain how your impaired loans are derived from your loan classification categories and provide quantitative disclosure that reconciles these amounts. For example, based on the footnote to the table on page F-121 it appears that a portion of your substandard loans (those rated B3-B4) and all non-complying loans are considered impaired. In your revised disclosures, please differentiate between substandard loans rated B1-B2 and those rates B3-B4 and explain why the former are not also considered impaired.

- To provide a more meaningful comparison to prior periods, in future filings revise your loan classification table at the bottom of page 76 to provide further segregation of your loan portfolios by internal credit rating. For example, consider disclosing the amount of loans in each rating category and provide subtotals that aggregate these categories to your classified loan portfolios (normal, substandard, non-complying).

- Revise the table on page F-55 in your future filings to re-label the second column "Impaired Loans" as the total loans in this column corresponds with the amount of impaired loans disclosed in the footnote to the table on page F-121. It appears that a similar revision to the table on page 78 is warranted as well.

Item 5. Operating and Financial Review and Prospects, page 84

Business Segments – Wholesale Banking, page 103

4.   We note your disclosure that the decline in provision for loan losses was partially due to the release of allowance for loan losses of approximately Ch$45.4 billion related to the sale of a non-performing corporate customer's loan portfolio. We also note on page 104 that you recognized a loss of Ch$42.5 billion related to this sale. Please address the following:

- Tell us the outstanding balance and related allowance on this loan portfolio as of the sale date and the sales price for the loan portfolio. In your future filings clearly disclose total loans sold during the period and the gain/loss recognized on total sales.

- Explain in greater detail how the sale of this loan portfolio resulted in a release of the allowance especially considering you also recognized a loss on the sale.

- Clarify whether the accounting for this transaction was the same under IFRS and if so, why the allowance release of CH$45.4 billion wasn't reported in the table at the bottom of page 78.

Off-Balance Sheet Arrangements, page 117

Tabular Disclosure of Contractual Obligations, page 118

5.   We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt, which appears to be significant based on your disclosure of interest expense on pages 94 and F-89. We also note your table excludes subordinated bonds and term savings accounts balances. Please revise this table in your future filings to address the following:

- Ensure that you include all contractual obligations in this table, including subordinated bonds.

- Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

- To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

- Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Share Ownership, page 133

6.   Please reconcile your disclosure that Quinenco S.A. owns 31.81% of your shares "directly and indirectly through LQ Inversiones Financieras S.A." ("LQIF") with your disclosure on page 135 and the chart on page 29, which appears to indicate that Quinenco S.A. owns your shares only indirectly through LQIF.

Item 7. Major Shareholders and Related Party Transactions, page 134

Ownership Structure, page 134

7.   Please expand your disclosure in future filings to describe the purpose of the entities LQIF and Inversiones LQ SM Ltda. ("LQ-SM").

Major Shareholders, page 134

8.   We note that SM-Chile, SAOS and LQIF/LQ-SM hold 13.96%, 32.89% and 31.81% of your shares, respectively. We also note your disclosure that LQIF and LQ-SM have the right to vote your shares that they own directly, plus those held by SM-Chile and SAOS, based upon LQIF and LQ-SM's ownership in SM-Chile. However, it remains unclear why the total voting rights of LQIF and LQ-SM are less than the total economic rights held by SM-Chile, SAOS, LQIF and LQ-SM. Please advise.

9.   Please revise footnote 3 to disclose that LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile's total shares.

10.   We refer to your disclosure in footnote 4. Please explain the relationship, if any, between Jacob Ergas and Jorge Ergas.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flow, page F-9

11.   We note the reconciling item "other credits which do not represent cash flows" and that it
        represented 12%, 22%, and 24% of net income for the past three fiscal years. Please
        provide us a breakout of these credits and in your future filings separately present any
        credit within this amount that represents more than 10% of net income for the period.

12.   We were unable to locate the effect of exchange rate changes on cash and cash
        equivalents held or due in a foreign currency in your Consolidated Statement of Cash
        Flows. Please clarify whether paragraph 28 of IAS 7 was applicable and if so, revise
        your future filings to present the required information separately from cash flows from
        operating, investing, and financing activities.

Note 2. Summary of Significant Accounting Principles, page F-10

(m)(iv) Loans to customers – Impairment of loans, page F-22

13.   We note your disclosure on page F-23 that once a loan is identified as impaired the
        accrual of interest in accordance with the contractual terms of the loan are discontinued
        and only the accretion of the net present value of the written down amount of the loan
        due to the passage of time is recognized as interest income in accordance with paragraph
        AG93 of IAS 39. We also note your disclosure on page 62 that interest is recognized on
        certain past due loans where 80% or more of your exposure under the loan is secured.
        Please tell us and revise your future filings to disclose your policy for recording payments
        received on these loans. Also, revise your policy disclosures here to discuss those
        impaired loans on which you continue to record interest.

14.   We note your disclosure that for individual evaluation you assign a risk category to each
        debtor and its respective loans. We also note that loans evaluated on a group basis are
        grouped according to similar credit risk characteristics. Please tell us and revise your
        future filings to clarify whether the risk ratings assigned are the same ones described
        beginning on page 76. Please also explain whether the risk ratings assigned have a direct
        impact on the amount of the associated allowance (e.g., through the application of
        prescribed allowance percentages).

(m)(v) Loans to customers – Renegotiated loans, page F-24

15.   We note your disclosure that renegotiated loans continue to be subject to an individual or
        collective impairment assessment. Please tell us and revise your future filings to clarify
        whether renegotiated loans are always a separate loan pool in the group evaluation.

Note 10. Loans to Customers, net, page F-54

16.   We note from the disclosure on page F-57 that the allowance for individually impaired loans was Ch$127.7 billion and Ch$113.7 billion as of December 31, 2011 and 2010. Please reconcile these amounts with the allowance for individual provisions of Ch$153.5 billion and Ch$182.6 billion presented on pages F-54 and F-55.

Note 16. Current Taxes and Deferred Taxes, page F-69

(a) Current Tax, page F-69

17.   We note from your tabular disclosure that you reference a tax rate of 17% for the calculation of your beginning income taxes. We also note your disclosure on page F-71 that Law No. 20,455 issued in 2010 increased your tax rate for 2011 from 17% to 20%. Please clarify whether the Ch$64.6 billion of income taxes for 2011 was calculated using a 17% or 20% tax rate and revise your future filings as necessary.

(d) Effect of deferred taxes on income and equity, page F-72

18.   We note that within your tabular disclosure on the effect of deferred taxes on income and equity the other adjustments line item under total credit differences accounts for 48% of the total credit differences. Given the significance of this "other adjustments" line item to both the total credit differences and deferred tax assets, net, please revise your future filings to provide a description of what is included in this amount. Further, as appropriate, please consider disaggregating this line item into separate, more descriptive line items for both your total debit and credit differences.

Note 17. Other Assets, page F-73

19.   Please tell us and revise your future filings to describe what the asset "documents intermediated" totaling Ch$77.6 billion and Ch$103.4 billion as of December 31, 2011 and 2010 represents. In your response address how this asset is different from the "pending transactions" and "transactions in progress" line items also included in other assets and the "transactions in the course of collection" presented on the Consolidated Statement of Financial Position. In addition, address this comment for the other liabilities table on page F-82.

Note 38. Fair Value of Financial Assets and Liabilities, page F-101

(a) Financial instruments measured at fair value, page F-101

20.   It appears that you have a significant amount of financial instruments for which the fair value is determined through the use of valuation techniques. It also appears, based on your disclosures on pages F-102 – F-103 that such valuations are primarily performed

using NPV calculations or options models such as Black-Scholes. Your disclosures, however, appear to be somewhat general in that you do not discuss the specific valuation techniques and related assumptions with any specificity in regards to the particular instruments being valued, nor do you discuss the extent of your use of unobservable inputs that resulted in the classification of certain financial instruments within Level 3 of the fair value hierarchy. Accordingly, please revise your future filings to provide more granular disclosure of the valuation techniques and significant assumptions used to determine the fair value of each class of financial instrument and discuss the extent to which certain key assumptions were unobservable and how that impacted your fair value classification. Refer to paragraphs 27 to 27A of IFRS 7.

(d) Other assets and liabilities, page F-107

21.   We note your disclosure that the fair values of instruments not presented at fair value in your financial statements were derived from discounted cash flows using the market interest rate for each instrument. Paragraphs 25 to 27 of IFRS 7 require disclosure of the valuation techniques and the assumptions applied in determining fair values for each class of financial assets and liabilities that do not meet the requirements of paragraph 29(a). Please revise your future filings to provide more detailed disclosures with respect to the valuation techniques and assumptions used to determine the fair value of each class of financial assets and liabilities that does not meet the exception in paragraph 29(a) of IFRS 7. Specifically with respect to loans, clarify whether the cash flow analyses are based on expected cash flows that already reflect assumptions about the uncertainty in future defaults or are contractual cash flows that the discount rate reflects the uncertainty about future defaults.

Note 40. Risk Management, page F-110

22.   We refer to your disclosure on page 19 that a main project for 2011 involved the development of "a new system of financial evaluation for companies that supports the tasks carried out by [y]our Corporate Risk Management Division." Please describe the material components of this system and explain how it supports risk management.

(1)(c) Introduction – Measurement Methodology, page F-112

23.   We note that each year you perform a sufficiency test of your allowance for loan losses and that the results are presented to the Board of Directors. Please tell us and revise your future filings to discuss the procedures and processes in place in the event that the test results reflect an insufficient allowance for loan losses and whether this test could result in an increase in your provision and allowance for loan losses. Tell us if your allowance for loan losses failed the sufficiency test anytime during the last three fiscal years.

(2)(c) Credit Risk – Derivative Instruments, page F-115

24.   We note your disclosure that the risks derived from derivative instruments are determined by the SBIF models and controlled against lines of credit of the counterparty at the inception of the transaction. Please enhance your disclosure in your future filings to discuss the specific risks derived from derivative instruments (e.g., counterparty credit risk) and how the risks are controlled by lines of credit of the counterparty to the derivative transaction. Please also discuss the use of collateral requirements and/or master netting agreements in mitigating counterparty credit risks on derivative instruments. Refer to paragraphs 33 and 36 of IFRS 7.

(2)(d) Credit Risk – Portfolio Concentration, page F-115

25.   We note your credit risk exposure per balance sheet item disclosed on page F-118 as of December 31, 2011. Please confirm these amounts represent your maximum exposure to credit risk without taking into account any collateral held or other credit enhancements. Refer to paragraph 36(a) of IFRS 7.

 (2)(f) Credit Risk – Credit Quality by Asset Class, page F-120

26.   We note that your aging analysis of loans on page F-123 is for the normal loan portfolio only and the total of these loans that are past due one to 90 days was Ch$104.1 billion. We also note you present the aging of non-impaired, loans over-due one to 90 days on page F-122 and the total of these loans was Ch$118.2 billion, excluding "loans and advances to banks." Please reconcile the difference between the aging analyses of non-impaired loans presented on page F-122 with the one on page F-123 for aging of one to 90 days and clarify the difference in your future filings.

Form 6-K Filed September 13, 2012

27.   Please tell us the purpose of the capital increase, the timing of the offering and the method by which you propose to issue the cash shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director